Mail Stop 6010   April 13, 2009

Mr. James M. Frates
Senior Vice President, Chief Financial Officer
        And Treasurer
Alkermes, Inc.
88 Sidney Street
Cambridge, Massachusetts 02139-4234

Re: Alkermes, Inc.
        Form 10-K for the year ended March 31, 2008
        File No. 001-14131

Dear Mr. Frates:

        We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                                        Sincerely,

                                        Jeffrey Riedler
                                        Assistant Director